United States securities and exchange commission logo





                           September 7, 2023

       Andrew Bialecki
       Chief Executive Officer
       Klaviyo, Inc.
       125 Summer Street
       6th Floor
       Boston, MA 02110

                                                        Re: Klaviyo, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 7,
2023
                                                            CIK No. 0001835830

       Dear Andrew Bialecki:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 25, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 76

   1. We note as of June 30, 2023 there is approximately $451.9 million of unrecognized stock-
                                                        based compensation
related to unvested restricted stock units subject to both a service-
                                                        based vesting condition
and a performance-based vesting condition. Please discuss, in quantified detail, the
charge that will be incurred upon consummation of the offering.
                                                        Also, please disclose
the charge on page 104 and consider addressing this issue in your
                                                        Risk Factor
disclosures.
 Andrew Bialecki
FirstName  LastNameAndrew Bialecki
Klaviyo, Inc.
Comapany 7,
September  NameKlaviyo,
              2023        Inc.
September
Page 2     7, 2023 Page 2
FirstName LastName
Comparison of the Six Months Ended June 30, 2023 and 2022
Revenue, page 85

2. Please clarify the disclosure by briefly explaining why the dollar-based net retention rate, or NRR, is useful in understanding the usage growth of your services for all periods presented.
Unaudited Quarterly Results of Operations, page 90

3. Please revise the presentation of your financial statements and other data presented in tabular form so that it reads consistently from left to right in the same chronological order throughout the filing. In this regard, the presentation of your June 30, 2023 interim balance sheet alongside the December 31, 2021 year-end balance sheet should be addressed. We refer you to SAB Topic 11:E.
Note 11. Stock-Based Compensation
Restricted Stock Units, page F-32

4. We note that you determined the weighted-average grant date fair value of the awards for the year ended December 31, 2023 to be $35.29 per RSU. We also note that RSUs granted during the quarter ended June 30, 2023 decreased to a weighted average grant date fair value of $23.45 per RSU. Please tell us and describe the factors that contributed to the differences in grant date fair values for these awards, including any intervening events within the company or changes in your valuation assumptions or methodology.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology